PROOF ACQUISITION CORP I
11911 Freedom Drive, Suite 1080
Reston, VA  20190

November 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoff Kruczek

RE:	PROOF Acquisition Corp I - Registration Statement on Form S-1 (File No. 333-261015)

Withdrawal of Acceleration Request (November 29, 2021, at 4pm ET)
Resubmission of Acceleration Request (November 30, 2021, at 4pm ET)

Dear Ladies and Gentlemen:

Reference is made to (i) the registration statement on Form S-1 (File No. 333-261015) (as amended, the “Registration Statement”) of PROOF Acquisition Corp I (the “Company”) and (ii) our letter to you dated November 24, 2021 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:00 p.m., Washington, D.C. time, on Monday, November 29, 2021.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on Monday, November 29, 2021 and we hereby formally withdraw our Prior Acceleration Request.

Resubmission of Acceleration Request

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Washington, D.C. time, on Tuesday, November 30, 2021, or at such later time or date as the Company or its special counsel, Steptoe & Johnson LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please contact Scott D. Fisher of Steptoe & Johnson LLP, at (212) 378-7507 or sfisher@steptoe.com, if you have any other questions or concerns regarding this matter.

Very truly yours,

PROOF ACQUISITION CORP I

By:	/s/ John C. Backus, Jr.
John C. Backus, Jr.
Chief Executive Officer and Director